Exhibit 99.18

JUST ENERGY INCOME FUND

CONSOLIDATED BALANCE SHEETS

(Unaudited—thousands of dollars)

	June 30, 2010	March 31, 2010
ASSETS

CURRENT
Cash	$94,428	$60,132
Restricted cash	14,530	18,650
Accounts receivable	325,875	348,892
Gas delivered in excess of consumption	21,325	7,410
Gas in storage	38,386	4,058
Inventory	4,636	6,323
Unbilled revenues	20,978	20,793
Prepaid expenses and deposits	24,543	20,038
Current portion of future income tax assets	14,940	29,139
Other assets – current (Note 11a)	1,637	2,703

	561,278	518,138
FUTURE INCOME TAX ASSETS	88,484	85,197
PROPERTY, PLANT AND EQUIPMENT	226,593	218,616
CONTRACT INITIATION COSTS	28,330	5,587
INTANGIBLE ASSETS (Note 6)	644,562	340,629
GOODWILL	222,765	177,887
LONG-TERM RECEIVABLE	3,898	2,014
OTHER ASSETS-LONG TERM (Note 11a)	4,674	5,027

	$1,780,584	$1, 353,095

LIABILITIES

CURRENT
Bank indebtedness	$7,853	$8,236
Accounts payable and accrued liabilities	308,412	226,950
Unit distribution payable	13,235	13,182
Corporate taxes payable	2,838	6,410
Current portion of future income tax liabilities	9,513	6,776
Deferred revenue	25,202	7,202
Accrued gas accounts payable	1,414	15,093
Current portion of long-term debt (Note 7)	65,108	62,829
Other liabilities – current (Note 11a)	597,753	685,200

	1,031,328	1,031,878
LONG-TERM DEBT (Note 7)	496,478	231,837
DEFERRED LEASE INDUCEMENTS	1,898	1,984
OTHER LIABILITIES-LONG TERM (Note 11a)	496,292	590,572

	2,025,996	1,856,271

NON-CONTROLLING INTEREST	18,030	20,603

UNITHOLDERS’ DEFICIENCY
Deficit	$(1,190,128)	$(1,423,698)
Accumulated other comprehensive income (Note 9)	208,122	221,969

	(982,006)	(1,201,729)
Unitholders’ capital	664,717	659,118
Equity component of convertible debenture (Note 7e)	33,914	—
Contributed surplus	19,933	18,832

Unitholders’ deficiency	(263,442)	(523,779)

	$1,780,584	$1, 353,095

Commitments (Note 14) Contingencies (Note 15)

See accompanying notes to consolidated financial statements

1.

JUST ENERGY INCOME FUND

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30

(Unaudited—thousands of dollars except per unit amounts)

	2010	2009
SALES	$609,684	$399,010

COST OF SALES	529,187	332,935

GROSS MARGIN	80,497	66,075

EXPENSES
General and administrative expenses	29,272	15,617
Marketing expenses	29,758	19,385
Bad debt expense	5,749	3,829
Amortization of intangible assets and related supply contracts	27,172	594
Amortization of property, plant and equipment	1,920	1,194
Unit-based compensation	1,075	657
Capital tax expense	133	80

	95,079	41,356

INCOME (LOSS) BEFORE THE UNDERNOTED	(14,582)	24,719
INTEREST EXPENSE (Note 7)	9,480	480
CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS (Note 11a)	(314,376)	(87,880)
OTHER INCOME	(1,782)	(756)

INCOME BEFORE INCOME TAXES	292,096	112,875
PROVISION FOR INCOME TAXES (Note 8)	19,360	10,303
NON-CONTROLLING INTEREST	(2,573)	(55)

NET INCOME	$275,309	$102,627

See accompanying notes to consolidated financial statements

Income per unit (Note 12)

Basic	$2.05	$0.92
Diluted	$1.85	$0.91

2.

JUST ENERGY INCOME FUND

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ DEFICIENCY

FOR THE THREE MONTHS ENDED JUNE 30

(Unaudited—thousands of dollars)

	2010	2009
ACCUMULATED DEFICIT

Accumulated deficit, beginning of period	$(480,931)	$(712,427)
Net income	275,309	102,627

Accumulated deficit, end of period	(205,622)	(609,800)

DISTRIBUTIONS
Distributions, beginning of period	(942,767)	(757,850)
Distributions and dividends on Exchangeable Shares	(40,646)	(33,383)
Class A preference share distributions—net of income taxes of $538 (2009—$538)	(1,093)	(1,093)

Distributions, end of period	(984,506)	(792,326)

DEFICIT	(1,190,128)	(1,402,126)

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 9)
Accumulated other comprehensive income, beginning of period	221,969	364,566
Other comprehensive loss	(13,847)	(31,084)

Accumulated other comprehensive income, end of period	208,122	333,482

UNITHOLDERS’ CAPITAL (Note 10)
Unitholders’ capital, beginning of period	659,118	398,454
Trust units exchanged	4,768	—
Trust units issued on exercise/exchange of unit compensation	—	197
Distribution reinvestment plan	5,599	2,464
Exchangeable shares exchanged	(4,768)	—

Unitholders’ capital, end of period	664,717	401,115
EQUITY COMPONENT OF CONVERTIBLE DEBENTURE (Note 7e)	33,914	—
CONTRIBUTED SURPLUS (Note 10b)	19,933	15,151

Unitholders’ deficiency, end of period	$(263,442)	$(652,378)

See accompanying notes to consolidated financial statements

3.

JUST ENERGY INCOME FUND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED JUNE 30

(Unaudited—thousands of dollars)

	2010	2009
NET INCOME	$275,309	$102,627

Unrealized gain on translation of self sustaining operations	14,876	18,246
Amortization of deferred unrealized gain on discontinued hedges—net of income taxes of $6,259 (2009 - $9,805) (Note 11a)	(28,723)	(49,330)

OTHER COMPREHENSIVE LOSS	(13,847)	(31,084)

COMPREHENSIVE INCOME	$261,462	$71,543

See accompanying notes to consolidated financial statements

4.

JUST ENERGY INCOME FUND

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30

(Unaudited—thousands of dollars)

	2010	2009
Net inflow (outflow) of cash related to the following activities

OPERATING
Net income	$275,309	$102,627

Items not affecting cash
Amortization of intangible assets and related supply contracts	27,172	594
Amortization of property, plant and equipment	1,920	1,194
Amortization of contract initiation costs	2,088	—
Unit-based compensation	1,075	657
Non-controlling interest	(2,573)	(55)
Future income taxes	19,824	9,805
Financing charges, non-cash portion	1,024	—
Other	2,180	(87)
Change in fair value of derivative instruments	(314,376)	(87,880)

	(261,666)	(75,772)

Adjustments required to reflect net cash receipts from gas sales	8,436	8,694

Changes in non-cash working capital	3,648	2,246

Cash inflow from operations	25,727	37,795

FINANCING
Distributions and dividends paid to Unitholders and holders of Exchangeable shares	(34,968)	(30,884)
Distributions to Class A preference shareholders	(1,631)	(1,631)
Tax impact on distributions to Class A preference shareholders	538	538
Decrease in bank indebtedness	(383)	—
Issuance of long-term debt	349,197	7,526
Repayment of long-term debt	(49,386)	(19,000)
Restricted cash	4,241	278

	267,608	(43,173)

INVESTING
Purchase of property, plant and equipment	(9,607)	(7,406)
Purchase of other intangible assets	(362)	—
Acquisitions (Note 5)	(253,071)	—
Proceeds of long-term receivable	3,128	—
Contract initiation costs	(3,674)	—

	(263,586)	(7,406)

Effect of foreign currency translation on cash balances	4,547	(1,099)

NET CASH INFLOW (OUTFLOW)	34,296	(13,883)
CASH, BEGINNING OF PERIOD	60,132	59,094

CASH, END OF PERIOD	$94,428	$45,211

Supplemental information

Interest paid	$3,672	$439
Income taxes paid	$2,456	$977

See accompanying notes to consolidated financial statements

5.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

1.	INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and should therefore be read in conjunction with the audited consolidated financial statements and notes thereto included in the Fund’s annual report for fiscal 2010. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian GAAP applicable to interim consolidated financial statements and follow the same accounting policies and methods in their application as the most recent annual financial statements, except as described in Note 3.

2.	ORGANIZATION

Just Energy Income Fund (“Just Energy”, the “Fund”, or “JEIF”), formerly known as Energy Savings Income Fund, changed its name effective June 1, 2009.

Just Energy is an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JE Illinois”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corp. (“UEC”), Universal Gas & Electric Corporation (“UG&E”), Commerce Energy Inc. (“Commerce” or “ CEI”), National Energy Corp. (“NEC”) operating under the trade name of National Home Services (“NHS”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Just Energy Massachusetts Corp. (“JE Mass”), Just Energy Michigan Corp.(“JE Michigan”), Hudson Energy Services, LLC (“Hudson” or “HES”) and Terra Grain Fuels, Inc. (“TGF”), collectively, the “Just Energy Group”.

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

(a) Significant policies adopted from acquisitions

(i) Contract initiation costs

Commissions related to obtaining and renewing commercial customer contracts through brokers and independent contractors signed under Hudson are recorded as contract initiation costs and amortized in marketing expenses over the remaining life of the contract.

In addition, commissions related to obtaining customer contracts signed under NEC are recorded as contract initiation costs and amortized in marketing expenses over the remaining life of the contract.

(b) Recently issued accounting standards

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

(i) Business combinations

In October 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities

6.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Recently issued accounting standards (cont’d)

assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund has not yet determined the impact of these standards on its consolidated financial statements.

(ii)	International Financial Reporting Standards

In February 2008, the CICA announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim consolidated financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of consolidated financial statements under IFRS for the year ending March 31, 2012.

Just Energy has developed a changeover plan which includes diagnostic assessment, solution development and implementation phases. The Fund has completed the initial assessment and solution development phases. These included certain training initiatives, researching and documenting the significant differences between Canadian GAAP and IFRS, assessing the impact on the Fund, and a preliminary assessment of the information technology systems. The IFRS team is currently engaged in the implementation phase, which is the final phase of the project.

Significant differences exist which may impact the Fund’s financial reporting. Those areas include, but are not limited to, property, plant and equipment, impairment of assets, accounting for income taxes, financial instruments, employee benefits and the first time adoption of IFRS (“IFRS 1”).

As part of the conversion plan, the Fund is in the process of analyzing the detailed impacts of these identified differences and developing solutions to bridge these differences. Although the impact of the adoption of IFRS on the Fund’s financial position and results of operations is not yet reasonably determinable or estimable, the Fund does expect a significant increase in financial statement disclosure requirements resulting from the adoption of IFRS. Just Energy is currently on target with its conversion plan, which will be completed by April 1, 2011.

4.	SEASONALITY OF OPERATIONS

Just Energy’s operations are seasonal. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

7.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

5.	ACQUISITIONS

(a) Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC and all the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC with an effective date of May 1, 2010. The acquisition was funded by an issuance of $330 million in convertible debentures issued on May 5, 2010 (see note 7e).

The acquisition of Hudson was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired
Current assets (including cash of $ 24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	30,946
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable—long term	1,312
Security deposits—long term	3,544
Other assets—current	124
Other assets—long term	100
Other liabilities—current	(74,683)
Other liabilities—long term	(40,719)

$286,419

Consideration
Purchase price	$285,343
Transaction costs	1,076

$286,419

Goodwill associated with the Hudson acquisition is part of the U.S. gas and electricity marketing segment.

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized periods of 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods ranging from three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, it may be adjusted during the 12-month period following the acquisition.

(b) Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG” or “Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement,

8.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

5.	ACQUISITIONS (cont’d)

(b) Acquisition of Universal Energy Group Ltd. (cont’d)

UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one-for-one basis at any time at the option of the holder, and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a Trust Unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures.

The acquisition of UEG was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired
Working capital (including cash of $ 10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration
Transaction costs	$9,952
Exchangeable shares	239,946

$249,898

Non-controlling interest represents 33.3% ownership of TGF held by Ellis Don Corporation.

All contracts and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods ranging from 8 to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the intangible assets are amortized over six months. An adjustment in the amount of $10,700 was made to increase goodwill and decrease working capital during the three months ended June 30, 2010. The purchase price for this acquisition is final and no longer subject to change.

(c) Newten Home Comfort Inc.

On July 2, 2009, NEC, a wholly owned subsidiary of the Fund, acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest in Newten Home Comfort L.P. for $3.2 million, of which $520 was paid in cash and determined to be the purchase price consideration. The purchase price consideration excludes contingent payments to the 20% interest holders that will become payable in July 2012 based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition.

9.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

6.	INTANGIBLE ASSETS

		Accumulated	Net Book
As at June 30, 2010	Cost	Amortization	Value
Gas contracts and customer relationships	$261,627	$88,483	$173,144
Electricity contracts and customer relationships	456,760	129,690	327,070
Water heater contracts and customer relationships	23,081	1,626	21,455
Broker network	88,454	2,948	85,506
Brand	11,738	—	11,738
Information technology system development	19,788	698	19,090
Other intangible assets	9,429	2,870	6,559

	$870,877	$226,315	$644,562

		Accumulated	Net Book
As at March 31, 2010	Cost	Amortization	Value
Gas contracts and customer relationships	$228,827	$63,484	$165,343
Electricity contracts and customer relationships	245,617	92,779	152,838
Water heater contracts and customer relationships	23,081	1,218	21,863
Other intangible assets	2,982	2,397	585

	$500,507	$159,878	$340,629

7.	LONG-TERM DEBT AND FINANCING

	June 30, 2010	March 31, 2010
Credit facility (a)	$36,500	$57,500
TGF Credit facility (b)(i)	40,927	41,313
TGF Debentures (b)(ii)	37,001	37,001
TGF Term/Operating facilities (b)(iii)	10,000	10,000
JEEC Convertible debentures (c)	83,731	83,417
NEC financing (d)	70,949	65,435
JEIF Convertible debentures (e)	282,478	—

	561,586	294,666
Less: current portion	(65,108)	(62,829)

	$496,478	$231,837

10.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

7.	LONG-TERM DEBT AND FINANCING (cont’d)

The following table details the interest expense. Interest is expensed at the effective interest rate.

	June 30, 2010	June 30, 2009
Credit facility (a)	$967	$480
TGF credit facility (b)(i)	447	—
TGF debentures (b)(ii)	950	—
TGF term/operating facilities (b)(iii)	311	—
JEEC convertible debentures (c)	1,664	—
NEC financing (d)	1,341	—
JEIF convertible debentures (e)	3,800	—

	$9,480	$480

(a)	Just Energy holds a $250 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Bank of Nova Scotia, Société Générale and Alberta Treasury Branches. The repayment of the facility is due on October 29, 2011.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at bank prime plus 3.0%, and letters of credit at 4.0%. As at June 30, 2010, the Canadian prime rate was 2.5% and the U.S. prime rate was 3.25%. As at June 30, 2010, Just Energy had drawn $36,500 (March 31, 2010—$57,500) against the facility and total letters of credit outstanding amounted to $68,426 (March 31, 2010—$49,444). As of June 30, 2010, Just Energy has $145,074 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2010 and 2009, all of these covenants have been met.

(b)	In connection with the acquisition of UEG on July 1, 2009, the Fund acquired the debt obligations of TGF, which is currently comprised of the following separate facilities:

(i)	TGF Credit Facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009 which includes interest costs at a rate of prime plus 2% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholder’s equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on April 5, 2010 to postpone the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010 and ending March 1, 2011. As at June 30, 2010, the amount owing under this facility amounted to $40,927.

11.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

7.	LONG-TERM DEBT AND FINANCING (cont’d)

(ii)	TGF Debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Quarterly principal payments commence October 1, 2009 in the amount of $1,000 per quarter. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA, and minimum shareholder’s equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On April 5, 2010, TGF entered into an Agreement with the holders of the debenture to defer scheduled principal payments owing under the debenture until April 1, 2011. As at June 30, 2010, the amount owing under this debenture agreement amounted to $37,001.

(iii)	TGF Term/Operating Facilities

TGF maintains a term loan for $10,000 with a third party lender bearing interest at prime plus 1% due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. As at June 30, 2010, the amount owing under the facility amounted to $10,000.

(iv)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 1% of which $3,850 was drawn via overdraft. In addition, total letters of credit issued amounted to $250.

(c)	In conjunction with the acquisition of UEG on July 1, 2009, JEEC also acquired the obligations of the convertible unsecured subordinated debentures (the “JEEC convertible debentures”) issued by UEG in October 2007. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the JEEC convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 29.3 Exchangeable Shares of JEEC, representing a conversion price of $34.09 per Exchangeable Share. During the period, interest expense amounted to $1,664.

The JEEC convertible debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days and not less than 30 days prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the JEEC Debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days and not less than 30 days prior notice.

(d)	On January 18, 2010, NEC entered into a long-term financing agreement for the funding of new and existing rental water heater contracts. Pursuant to the agreement, NEC receives financing of an amount equal to the present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, it is required to remit an amount equivalent to the rental stream from customers on the water heater contracts for the first five years. As security for performance of the obligation, NEC has pledged the water heaters subject to the financed rental agreement as collateral.

12.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

7.	LONG-TERM DEBT AND FINANCING (cont’d)

The financing agreement is subject to a holdback provision, whereby 3% of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NEC are satisfied or expired, the remaining funds in the reserve account will immediately be released to NEC.

NEC has $70,949 owing under this agreement, including $2,266 relating to the holdback provision as at June 30, 2010. The company is required to meet a number of covenants under the agreement. As at June 30, 2010, all of these covenants have been met.

(e)	In order to fund the acquisition of Hudson effective May 1, 2010, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures (the “JEIF convertible debentures”). The JEIF convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the JEIF convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 units of the Fund, representing a conversion price of $18 per unit. During the period, interest expense amounted to $3,800.

The JEIF convertible debentures are not redeemable prior to June 30, 2013 except under certain conditions after a change of control has occurred. On or after June 30, 2013 but prior to June 30, 2015, the JEIF convertible debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2015, and prior to maturity, the JEIF convertible debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Fund may, at its own option, on not more than 60 days and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the JEIF convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable units determined by dividing the principal amount of the JEIF convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the JEIF convertible debentures has been accounted for as a separate component of unitholders’ deficiency in the amount of $33,914. The remainder of the net proceeds of the JEIF convertible debentures of $281,770 has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the JEIF convertible debentures using an effective interest rate of 8.8%. If the JEIF convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

13.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

8.	INCOME TAXES

The Fund recorded a current income tax recovery of $1.0 million for the first quarter of fiscal 2011 versus a recovery of $0.04 million in the same period last year. The change is mainly attributable to a U.S. income tax recovery generated by operating losses incurred by the U.S. entities in this quarter.

	Q1 fiscal 2011	Q1 fiscal 2010

Current income tax recovery	$(1,002)	$(40)
Amount credited to Unitholders’ equity	538	538
Future tax expense	19,824	9,805

Provision for income tax	$19,360	$10,303

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the three months ended June 30, 2010

	Foreign currency translation adjustment	Cash flow hedges	Total

Balance, beginning of period	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	14,876	—	14,876
Amortization of deferred unrealized gain on discontinued hedges -net of income taxes of $ 6,259	—	(28,723)	(28,723)

	$43,460	$164,662	$208,122

For the three months ended June 30, 2009

	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of period	$1,958	$362,608	$364,566
Unrealized foreign currency translation adjustment	18,246	—	18,246
Amortization of deferred unrealized gain on discontinued hedges -net of income taxes of $ 9,805	—	(49,330)	(49,330)

	$20,204	$313,278	$333,482

14.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

10.	UNITHOLDERS’ CAPITAL

(a)	Trust units of the Fund

An unlimited number of units may be issued. Each unit is transferable, voting and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

The Fund intends to make distributions to its Unitholders based on the cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expense of the Fund, amounts which may be paid by the Fund in connection with any cash redemptions or repurchases of units and any other amount that the Board of Directors considers necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month, excluding any special distributions.

Class A preference shares of Just Energy Corp.

The terms of the unlimited Class A preference shares of Just Energy Corp. (“JEC”) are non-voting, non-cumulative and exchangeable into trust units in accordance with the JEC shareholders’ agreement as restated and amended, with no priority on dissolution. Pursuant to the amended and restated Declaration of Trust which governs the Fund, the holders of Class A preference shares are entitled to vote in all votes of Unitholders as if they were the holders of the number of units that they would receive if they exercised their shareholder exchange rights. Class A preference shareholders have equal entitlement to distributions from the Fund as Unitholders.

Exchangeable Shares of JEEC

On July 1, 2009, Just Energy completed the acquisition of all the outstanding common shares of UEG pursuant to the Arrangement. Under the arrangement, UEG shareholders received 0.58 of an Exchangeable Shares of JEEC for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a Trust Unit on a one-for-one basis at any time at the option of the holder, and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a Trust Unit.

JEEC owns 66 2/3% of the issued and outstanding shares (“TGF Shares”) in the capital of TGF (Canada). Pursuant to the terms of a unanimous shareholders’ agreement in respect of TGF, if all of the assets and the undertaking of TGF in connection with its Belle Plaine Facility are not sold by November 30, 2010, the other shareholder of TGF may elect on such date to require JEEC to purchase such shareholder’s TGF shares (the “Put Shares”). A portion of the purchase price for the Put Shares shall be paid by the issuance of that number of Exchangeable Shares equal to the quotient of (i) $10 million, less the cumulative amount of all dividends and other distributions paid in cash to the shareholder on the Put Shares from April 15, 2009 to January 3, 2011; and (ii) the volume weighted average trading price of the JEEC Exchangeable Shares on the TSX for the month of December 2010, delivered annually in three equal installments commencing January 2, 2011.

15.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

10.	UNITHOLDERS’ CAPITAL (cont’d)

Issued and outstanding	2010 Units/Shares		2009 Units/Shares

Trust units

Balance, beginning of period	124,325,307	$593,075	106,138,523	$385,294

Unit-based awards exercised/exchanged	—	—	14,590	197

Distribution reinvestment plan	443,218	5,599	221,775	2,464

Exchanged from Exchangeable shares	422,673	4,768	—	—

Balance, end of period	125,191,198	603,442	106,374,888	387,955

Class A preference shares

Balance, unchanged during period	5,263,728	13,160	5,263,728	13,160

Exchangeable shares

Balance, beginning of period	4,688,172	52,883	—	—

Exchanged into units	(422,673)	(4,768)	—	—

Balance, end of period	4,265,499	48,115	—	—

Unitholders’ capital, end of period	134,720,425	$664,717	111,638,616	$401,115

Distribution reinvestment plan

Under the Fund’s distribution reinvestment program (“DRIP”), Unitholders holding a minimum of 100 units can elect to receive their distributions (both regular and special) in units rather than cash at a 2% discount to the simple average closing price of the units for five trading days preceding the applicable distribution payment date, providing the units are issued from treasury and not purchased on the open market.

Units issued

During the three months ended June 30, 2010, the Fund issued 422,673 units relating to the exchange of Exchangeable Shares of JEEC.

16.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

10.	UNITHOLDERS’ CAPITAL (cont’d)

(b)	Contributed surplus

Amounts credited to contributed surplus include unit-based compensation awards, unit appreciation rights and deferred unit grants. Amounts charged to contributed surplus are awards exercised during the period.

Contributed Surplus	2010	2009
Balance, beginning of period	$18,832	$14,671
Add: unit-based compensation awards	1,075	657
non-cash deferred unit grant distributions	26	20
Less: unit-based awards exercised	—	(197)

Balance, end of period	$19,933	$15,151

Total amounts credited to Unitholders’ capital in respect of unit options and deferred unit grants exercised or exchanged during the three months ended June 30, 2010 amounted to nil (2009—$197).

11.	FINANCIAL INSTRUMENTS

(a)  Fair value

The Fund has a variety of gas and electricity supply contracts that are captured under CICA Handbook Section 3855, Financial Instruments – Measurement and Recognition. Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile, thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, the Fund ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on the Fund’s derivative instruments are recorded on a single line on the consolidated statements of operations. Due to the commodity volatility and size of the Fund, the quarterly swings in mark to market on these positions will increase the volatility in the Fund’s earnings.

17.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following tables illustrate (gains) losses related to the Fund’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments for the three months ended June 30, 2010:

	Change in Fair Value of Derivative Instruments
	For the three months ended June 30, 2010	For the three months ended June 30, 2010	For the three months ended June 30, 2009	For the three months ended June 30, 2009
		(USD)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$(138,841)	n/a	$31,147	n/a
Renewable energy certificates (ii)	143	n/a	(254)	n/a
Verified emission-reduction credits (iii)	—	n/a	—	n/a
Options (iv)	837	n/a	792	n/a
Physical gas forward contracts (v)	(83,628)	n/a	(9,811)	n/a
Transportation forward contracts (vi)	(13,349)	n/a	3,256	n/a
United States
Fixed-for-floating electricity swaps (vii)	(24,244)	(23,518)	(3,601)	(3,197)
Physical electricity forwards (viii)	(22,682)	(21,962)	(22,180)	(19,689)
Unforced capacity forward contracts (ix)	160	155	(2,640)	(2,344)
Unforced capacity physical contracts (x)	643	626	—	—
Renewable energy certificates (xi)	680	661	412	366
Verified emission-reduction credits (xii)	2	2	209	186
Options (xiii)	(180)	(175)	1,303	1,156
Physical gas forward contracts (xiv)	(30,634)	(29,811)	(26,286)	(23,333)
Transportation forward contracts (xv)	(156)	(152)	(83)	(74)
Heat rate swaps (xvi)	3,058	2,975	(1,464)	(1,299)
Fixed financial swaps (xvii)	(7,366)	(7,161)	(399)	(355)
Foreign exchange forward contracts	277	n/a	854	n/a
Other
Amortization of deferred unrealized gains on discontinued hedges	(34,573)	n/a	(59,135)	n/a
Amortization of derivative financial instruments related to acquisitions	35,477	n/a	—	n/a

Change in Fair Value of Derivative
Instruments	$(314,376)		$(87,880)

18.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at June 30, 2010:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$374	$335	$169,507	$149,844
Renewable energy certificates (ii)	300	529	31	138
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	155	182	—	—
Physical gas forward contracts (v)	—	—	201,098	155,508
Transportation forward contracts (vi)	14	404	2,303	4,264
United States
Fixed-for-floating electricity swaps (vii)	—	—	45,991	36,642
Physical electricity forwards (viii)	1	—	67,840	60,063
Unforced capacity forward contracts (ix)	428	149	438	126
Unforced capacity physical contracts (x)	156	102	1,034	469
Renewable energy certificates (xi)	64	98	1,280	1,291
Verified emission-reduction credits (xii)	—	—	176	470
Options (xiii)	—	—	1,095	633
Physical gas forward contracts (xiv)	—	—	83,554	65,056
Transportation forward contracts (xv)	32	—	1,377	2,189
Heat rate swaps (xvi)	111	2,868	1,448	—
Fixed financial swaps (xvii)	—	—	20,581	19,599
Foreign exchange forward contracts	—	—	—	—

As at June 30, 2010	$1,637	$4,674	$597,753	$496,292

19.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2010:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	757	416	—	—
Physical gas forward contracts (v)	—	—	237,145	203,088
Transportation forward contracts (vi)	—	—	11,060	8,439
United States
Fixed-for-floating electricity swaps (vii)	—	—	31,291	30,464
Physical electricity forwards (viii)	—	—	38,015	39,035
Unforced capacity forward contracts (ix)	523	102	445	9
Unforced capacity physical contracts (x)	33	146	731	—
Renewable energy certificates (xi)	107	130	918	945
Verified emission-reduction credits (xii)	—	—	167	447
Options (xiii)	—	—	912	915
Physical gas forward contracts (xiv)	—	—	96,938	75,142
Transportation forward contracts (xv)	—	—	1,265	2,262
Heat rate swaps (xvi)	654	3,605	—	—
Fixed financial swaps (xvii)	—	—	21,720	16,767
Foreign exchange forward contracts	277	—	—	—

As at March 31, 2010	$2,703	$5,027	$685,200	$590,572

20.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes financial instruments classified as held for trading as at June 30, 2010.

			Total			Fair value
	Contract type	Notional	remaining			favourable/	Notional
	Canada	volume	volume	Maturity date	Fixed price	(unfavourable)	value
(i)	Fixed-for-floating electricity swaps *	0.0001-115 MWh	11,815,179 MWh	July 31, 2010 - October 31, 2016	$ 28.75-$ 128.13	($318,642)	$844,770
(ii)	Renewable energy certificates	10-90,000 MWh	1,265,368 MWh	December 31, 2010 - December 31, 2014	$ 3.00-$ 26.00	$660	$8,031
(iii)	Verified emission reduction credits	2,000-100,000 Tonnes	605,000 Tonnes	December 31, 2010 - December 31, 2014	$ 6.00-$ 11.50	$9	$5,836
(iv)	Options	46-40,500 GJ/month	4,775,620 GJ	July 31, 2010 - February 28, 2014	$ 6.35-$ 12.40	$337	$9,043

(v)	Physical gas forward contracts	3-15,191 GJ/day	141,353,627 GJ	July 31, 2010 - November 30, 2015	$ 3.51-$ 10.00	($356,606)	$1,074,275
(vi)	Transportation forward contracts	7-465,000 GJ/day	72,413,923 GJ	July 31, 2010 - May 31, 2015	$ 0.01-$ 1.57	($6,149)	$53,206
United States
(vii)	Fixed-for-floating electricity swaps *	0.10-34 MWh	6,993,028 MWh	July 31, 2010 - June 30, 2015	$ 25.55-$ 145.58 (US$ 24.00-$ 136.75)	($82,633) (US($ 77,619))	$465,338 (US$ 437,101)
(viii)	Physical electricity forwards	1-40 MWh	7,121,830 MWh	July 31, 2010 - January 31, 2015	$ 22.25-$ 124.56 (US$ 20.90-$ 117.00)	($127,902) (US($ 120,141))	$473,649 (US$ 444,908)
(ix)	Unforced capacity forward contracts	5-35 MWCap	1,075 MWCap	July 31, 2010 - November 30, 2012	$ 3,194-$ 8,517 (US$ 3,000-$ 8,000)	$13 (US$ 12)	$5,988 (US $ 5,625)
(x)	Unforced capacity physical contracts	2-150 MWCap	2,697 MWCap	July 31, 2010 - May 31, 2014	$ 1,490-$ 14,053 (US$ 1,400-$ 13,200)	($1,245) ((US$ 1,169))	$18,138 (US $ 17,037)
(xi)	Renewable energy certificates	2,000-160,000 MWh	2,832,265 MWh	December 31, 2010 - December 31, 2015	$ 1.70-$ 26.62 (US$1.60-$ 25.00)	($2,409) (US($ 2,263))	$17,627 (US $ 16,557)
(xii)	Verified emission reduction credits	10,000-50,000 Tonnes	615,000 Tonnes	December 31, 2010 - December 31, 2014	$ 6.76-$ 9.32 (US$6.35-$8.75)	($646) (US$(607))	$4,999 (US $ 4,696)
(xiii)	Options	5-37,500 mmBTU/day	5,378,990 mmBTU	July 31, 2010 - December 31, 2014	$ 8.25-$ 14.69 (US$7.75-$13.80)	($1,834) (US($ 1,723))	$8,757 (US $ 8,226)
(xiii)	Heat Rate Options	1,600 MWh	147,200 MWh	July 1, 2010 - September 30, 2010	$ 73.71-$ 75.33 (US$ 69.24-$70.76)	$106 (US$ 100)	$390 (US$ 366)
(xiv)	Physical gas forward contracts	5-11,106 mmBTU/day	46,193,941 mmBTU	July 1, 2010 - July 31, 2014	$4.79-$ 12.65 (US$4.50-$11.88)	($148,610) (US($ 139,592))	$419,217 (US$ 393,779)
(xv)	Transportation forward contracts	15-15,000 mmBTU/day	39,252,865 mmBTU	July 1, 2010 - March 31, 2015	$ 0.0027-$ 0.6388 (US$ 0.0025-$ 0.6000)	($3,534) (US($ 3,320))	($31,034) ((US $ 29,151))
(xvi)	Heat rate swaps	1-30 MWh	3,728,117 MWh	July 31, 2010 - May 31, 2015	$ 28.74-$ 89.93 (US$ 27.00-$83.53)	$1,531 (US$ 1,438)	$184,274 (US$ 173,092)
(xvii)	Fixed financial swaps	100-21,561 mmBTU/day	46,239,222 mmBTU	July 31, 2010 - April 30, 2015	$ 4.39-$ 9.16 (US$4.12-$ 8.60)	($40,180) (US($ 37,742))	$312,113 (US$ 293,174)

*	The electricity fixed-for-floating contracts related to the Province of Alberta are predominantly load-following and some contracts in Ontario, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

21.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The estimated amortization of deferred gains and losses reported in AOCI that is expected to be amortized to net income within the next 12 months is a gain of $106,833.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

In Illinois, Texas, Pennsylvania, Maryland, California, New York (small portion of direct-billing customers), New Jersey and Alberta, Just Energy assumes the credit risk associated with cash collection from its customers. Credit review processes have been put in place for these markets where Just Energy has credit risk to manage the customer default rate. If a significant number of customers were to default on their payments, it could have a material adverse effect on Just Energy’s operations and cash flow. Management factors default from credit risk in its margin expectations for these markets.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV Hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, unit distributions payable, and long-term debt under Level 1.

Level 2

Fair value measurements which require inputs other than quoted prices in Level 1, either directly or indirectly are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed for floating swaps under Level 2.

Level 3

Fair value measurements which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) commodity (predominately NYMEX), 2) basis and 3) foreign exchange. NYMEX curves extend for over 5 years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12-15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation which leads to natural gas supply contracts to be classified under Level 3.

Note on fair value measurement input sensitivity

The main cause of changes in fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off of historical settlements.

22.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at June 30, 2010:

		June 30, 2010
	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	$108,958	$—	$—	$108,958
Loans and receivable	329,773	—	—	329,773
Derivative financial assets	—	—	6,311	6,311
Financial liabilities
Derivative financial liabilities	—	(40,180)	(1,053,865)	(1,094,045)
Other financial liabilities	(891,086)	—	—	(891,086)

Total net derivative liabilities	$(452,355)	$(40,180)	$(1,047,554)	$(1,540,089)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the three months ended June 30, 2010:

June 30, 2010
Opening balance, April 01, 2010	$(1,229,555)

Total gain/(losses)—Net Income	491,469
Purchases	(107,906)
Sales	(2,721)
Settlements	(198,841)
Transfer out of Level 3	—

Closing Balance, June 30, 2010	$(1,047,554)

23.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at fair value or amortized cost:

As at June 30, 2010	Carrying amount	Fair value
Cash and restricted cash	$108,958	$108,958
Accounts receivable	$325,875	$325,875
Long-term receivables	$3,898	$3,898
Other assets	$6,311	$6,311
Bank indebtedness, accounts payable and accrued liabilities and unit distributions payable	$329,500	$329,500
Long-term debt	$561,586	$606,302
Other liabilities	$1,094,045	$1,094,045

	Carrying amo	Carrying amo
For the three months ended June 30	2010	2009
Interest expense on financial liabilities not held for trading	$9,480	$480

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and unit distributions payable approximates their fair value due to their short-term liquidity.

The carrying value of the long-term debt approximates its fair value as the interest payable on outstanding amounts at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate with the exception for the JEIF and JEEC convertible debentures which are fair valued based on market value.

(c) Management of risks arising from financial instruments

The risks associated with the Fund’s financial instruments are as follows:

(i) Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which the Fund is exposed are discussed below:

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s earnings is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s earnings. Due to its growing operations in the U.S. and its recent acquisition of Hudson, Just Energy expects to have a greater exposure in the future to U.S. fluctuations than in prior years.

The Fund may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect operating results.

With respect to translation exposure, as at June 30, 2010, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net income for the three months ended June 30, 2010 would have been $2,756 higher/lower and other comprehensive income would have been $1,974 lower/higher.

24.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(c) Management of risks arising from financial instruments (cont’d)

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Fund’s exposure to interest rate risk is relatively immaterial and temporary in nature. The Fund does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the three months ended June 30, 2010 of approximately $248.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand in Canadian dollars and thereby fix margins such that Unitholder distributions can be appropriately established. Derivative instruments are generally transacted over-the-counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – all derivative financial instruments

As at June 30, 2010, if the energy prices including natural gas, electricity, green natural gas credits, and green electricity certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended June 30, 2010 would have increased (decreased) by $239,229 ($238,327) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at June 30, 2010, if the energy prices including natural gas, electricity, green natural gas credits, and green electricity certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended June 30, 2010 would have increased (decreased) by $214,174 ($213,342) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Changes in energy prices will not significantly impact the Fund’s gross margin.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: Customer Credit Risk and Counterparty Credit Risk.

25.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(c) Management of risks arising from financial instruments (cont’d)

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California, Maryland, New York and New Jersey, Just Energy has customer credit risk and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

As at June 30, 2010, accounts receivable from the above markets with a carrying value of $22,124 (March 31, 2010 – $20,239) were past due but not doubtful. As at June 30, 2010, the aging of the accounts receivable from the above markets was as follows:

Current	$129,516
1—30 days	12,977
31—60 days	5,654
61—90 days	3,493
Over 90 days	19,901

$171,541

For the three months ended June 30, 2010, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of period	$17,519
Provision for doubtful accounts	5,743
Bad debts written off	(4,647)
Others	(212)

Balance, end of period	$18,403

For the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exception to these limits requires approval from the Board of Directors of JEC. The Risk Office and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at June 30, 2010, the maximum counterparty credit risk exposure amounted to $177,852, representing the risk relating to its derivative financial assets and accounts receivable.

26.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(c) Management of risks arising from financial instruments (cont’d)

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Fund manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Fund’s financial liabilities as of June 30, 2010:

		Contractual	Less than 1			More than 5
	Carrying amount	cash flows	year	1 to 3 years	4 to 5 years	years
Accounts payable and accrued liabilities and unit distribution payable	$321,647	$321,647	$321,647	$—	$—	$—
Bank indebtedness	7,853	7,853	7,853	—	—	—
Long-term debt	561,586	615,377	65,109	102,235	118,033	330,000
Derivative instruments:
Cash outflow	1,094,045	3,936,299	1,397,493	2,017,737	510,211	10,858

	$1,985,131	$4,881,176	$1,792,102	$2,119,972	$628,244	$340,858

In addition to the amounts noted above, at June 30, 2010, net interest payments over the life of the long-term debt and bank credit facility are:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$29,592	$63,451	$50,175	$50,856

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $2,959 to accommodate for its counterparties’ risk of default.

27.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

12.	INCOME PER UNIT

	2010	2009
Basic income per unit
Net income available to Unitholders	$275,309	$102,627

Weighted average number of units outstanding	124,818,132	106,198,000
Weighted average number of Class A preference shares	5,263,728	5,264,000
Weighted average number of Exchangeable Shares	4,340,387	—

Basic units and shares outstanding	134,422,247	111,462,000

Basic income per unit	$2.05	$0 .92

Diluted income per unit
Net income available to Unitholders	$275,309	$102,627
Adjusted net income for dilutive impact of convertible debentures	3,925	—

Adjusted net income	279,234	102,627

Basic units and shares outstanding	134,422,247	111,462,000
Dilutive effect of:
Unit appreciation rights	2,701,377	1,382,000
Deferred unit grants	84,211	63,000
Convertible debentures	13,940,519	—

Units outstanding on a diluted basis	151,148,354	112,907,000

Diluted income per unit	$1.85	$0.91

28.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

13.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in two reportable geographic segments, Canada and the United States. Reporting by geographic region is in line with Just Energy’s performance measurement parameters. The gas and electricity business segments have operations in both Canada and United States.

Just Energy evaluates segment performance based on geographic segments and operating segments. In the prior year comparative period, Ethanol and Home services divisions are not included as both were acquired on July 1, 2009 under the UEG acquisition.

The following tables present Just Energy’s results by geographic segments and operating segments:

June 30, 2010

	Gas and electricity marketing		Ethanol	Home services
	Canada	United States	Canada	Canada	Consolidated
Sales gas	$129,846	$73,048	$—	$—	$202,894
Sales electricity	160,629	224,914	—	—	385,543
Ethanol	—	—	16,806	—	16,806
Home Service	—	—	—	4,441	4,441

Sales	$290,475	$297,962	$16,806	$4,441	$609,684

Gross margin	$38,257	$42,054	$(2,646)	$2,832	$80,497

Amortization of property, plant and equipment	(1,346)	(210)	(296)	(68)	(1,920)
Amortization of intangible assets	(11,336)	(15,437)	—	(399)	(27,172)
Other operating expenses	(30,658)	(28,911)	(2,334)	(4,084)	(65,987)

Income (Loss) before the undernoted	(5,083)	(2,504)	(5,276)	(1,719)	(14,582)

Interest expense	6,316	116	1,707	1,341	9,480
Change in fair value of derivative instruments	(234,240)	(80,136)	—	—	(314,376)
Other income	(2,635)	859	(6)	—	(1,782)
Non-controlling interest	—	—	(2,573)	—	(2,573)
Provision (recovery) for income tax	14,408	4,952	—	—	19,360

Net income (loss)	$211,068	$71,705	$(4,404)	$(3,060)	$275,309

Additions to property, plant and equipment	$451	$888	$114	$8,154	$9,607

Total goodwill	$160,536	$62,229	$—		$222,765

Total assets	$677,335	$850,548	$156,790	$95,911	$1,780,584

29.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

13.	REPORTABLE BUSINESS SEGMENTS (cont’d)

June 30, 2009

	Canada	United States	Consolidated
Sales gas	$149,697	$50,434	$200,131
Sales electricity	123,491	75,388	198,879

Sales	$273,188	$125,822	$399,010

Gross margin	$42,353	$23,722	$66,075
Amortization of gas contracts	283	—	283
Amortization of electricity contracts	—	311	311
Amortization of property, plant and equipment	1,126	68	1,194
Other operating expenses	22,045	17,523	39,568

Income before the undernoted	18,899	5,820	24,719
Interest expense	416	64	480
Change in fair value of derivative instruments	(8,275)	(79,605)	(87,880)
Other income	(745)	(11)	(756)
Non-controlling interest	(55)	—	(55)
Provision for income taxes	287	10,016	10,303

Net income	$27,271	$75,356	$102,627

Additions to property, plant and equipment	$7,307	$99	$7,406

Total goodwill	$94,576	$20,732	$115,308

Total assets	$313,888	$143,823	$457,711

30.

JUST ENERGY INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(thousands of dollars except where indicated and per unit amounts)

14.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

	Premises and	Grain	Master Services	Long-term gas and
	equipment	production	agreement with	electricity contracts
	leasing	contracts	EPCOR	with various suppliers
2011	$6,495	$30,736	$8,653	$1,397,493
2012	7,046	19,631	7,692	1,259,688
2013	5,489	1,703	—	758,049
2014	3,871	396	—	382,702
2015	2,745	—	—	127,509
Thereafter	5,510	—	—	10,858

	$31,156	$52,466	$16,345	$3,936,299

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

15.	CONTINGENCIES

The State of California has filed a number of complaints to the Federal Regulatory Energy Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of the Fund, with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable; however, an estimated amount has been recorded in these consolidated financial statements as at June 30, 2010.

16.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements.

31.